Exhibit 99.1

Brooklyn, New York September 8th, 2014

Welcome Shane Glenn VP Investor Relations

3 Stratasys Forward looking statement 3 Certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot, Solid Concepts and Harvest Technologies acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: changes in global macroeconomic conditions, which may impact the level of demand for Stratasys’ products; potential changes and shifts in customer demand away from products with the functionality of Stratasys’ products; the effects of competition, which may cause Stratasys to decrease its selling prices for its products; unfavorable fluctuations in component costs resulting from changes in component prices and/or exchange rates, which could increase the cost of producing Stratasys’ products, Stratasys’ ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully put in place and execute an effective postacquisition integration plan for MakerBot, Solid Concepts, Harvest Technologies and Stratasys’ other acquisitions; general market, political and economic conditions in the countries in which the Stratasys operates; projected capital expenditures and liquidity; changes in Stratasys’ strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report for 2013 filed on Form 20-F and in other reports that the Company files with the SEC, including the “Risk Factors” described in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 7, 2014. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

4 8:30a.m. – 11:30a.m. Management Presentations David Reis (CEO) Gilad Yron (SVP, Products) Break Rich Garrity (VP, Vertical Solutions) Zehavit Reisin (VP, Materials Business Unit) 11:30a.m. – 12:30p.m. Lunch & Product Demos 12:30p.m. – 3:30p.m. Management Presentations Bre Pettis (MakerBot) Dan Yalon (EVP, Business Development/Marketing) Break Shane Glenn (VP, Investor Relations) Q&A Agenda

5 Introduction David Reis CEO

6

7 Who We Are How We Work Where We’re Going 01 02 03

8 Who We Are How We Work Where We’re Going 01 02 03

9 We shape lives by revolutionizing the way things are made.

10 2020 Expected Market Size $21+ Billion Source: Wohler’s 2014 $12.5 billion $21.0 billion $3.1 billion 2013 Actual 2018 Estimate 2020 Estimate Estimated Global Market for Additive Manufacturing Products & Services

11 Major Milestones & Accomplishments 2012 2013 2014

12 System Sales & Support Parts Services Corporate Headquarters Global Offices 26 Manufacturing Locations 4 Employees +2,500 Resellers +260

13 Historical Growth Industry Leader $750-770 $2.25-$2.35 Revenue (M) Non-GAAP Diluted EPS Fiscal 2014 Financial Guidance 2011 2012 2013 2014 $277M $359M $485M $750M-770M Non-GAAP Pro Forma Non-GAAP Pro Forma Non-GAAP Non-GAAP Financial Guidance $.94 $1.49 $1.84 $2.25-$2.35

14 3D Printing Leader Source: Installed base according to Wohlers Report 2014 and Stratasys Ltd. estimates Stratasys Other 29,093 2011 43,255 75,818 2012 2013 2014 99,529 Q1 Q2 45.3% 54.7% 64.7% 35.3% Industrial Units Sold - 2013 Desktop Units Sold- 2013 Pursuit of Market Leadership in everything we do 1 Non-GAAP and Pro Forma for MakerBot Pro Forma Cumulative Systems Sold

15 Growing Opportunities in Diverse Set of Industries Industrial Aerospace Automotive Military Architecture Consumer Medical Dental Jewelry Education Consumer Products Entertainment

Stratasys
FOR A 3D WORLD™

Product Suites

Unmatched ability to meet customer's diverse additive manufacturing needs

	Product	Technology Offering
Systems	MakerBot, Mojo, uPrint, Dimension, Solidscape, Eden, Connex, Fortus	Fused Deposition Modeling (FDM) Wax Deposition Modeling (WDM) PolyJet
Parts Services	Solid Concepts, Harvest Technologies, RedEye	Fused Deposition Modeling (FDM) PolyJet Wax Deposition Modeling (WDM) Stereolithography (SLA) Selective Laser Sintering (SLS) Direct Metal Laser Sintering (DMLS) Binder Jetting

16

17 Material Offerings High Temperature Castable High Impact Rubber like Metals Rigid Color High Definition Transparent Bio-compatible Systems & Parts Services Parts Services Over 1,200 total material options

18 Who We Are How We Work Where We’re Going 01 02 03

19 Solution driven market approach

20 DISRUPTING enterprise processes through 3D printing solutions EMPOWERING individuals with accessible 3D printing 20

21 DISRUPTING enterprise processes through 3D printing solutions

22 Accelerate time-to-market for new products Enable superior product characteristics and capabilities Allow for mass customization and new business models Deliver End-Use-Part and augmented manufacturing solutions DISRUPTING enterprise processes through 3D printing solutions

23 Solutions & Applications Augmented Manufacturing: Approximately 80% of FDM system owners in the U.S. are using the technology for a jigs, fixtures and end use parts application. Organizations can realize 40 to 90% reductions in lead-times and 70 to 90% cost savings

24 EMPOWERING individuals with accessible 3D printing

25 EMPOWERING individuals with accessible 3D printing Individuals acting independently - acting alone anywhere Touching as many people as possible with the technology of 3D printing Removes traditional barriers associated with 3D printing

26 Solutions & Applications Disrupting traditional design processes: Rising accessibility of desktop 3D printing is driving increased adoption with designers, engineers, entrepreneurs, and educators. Education is one of the main growth drivers for our industry. We are building an ecosystem with the future in mind.

27 Who We Are How We Work Where We’re Going 01 02 03

28 Strategic Imperatives Lead in Prototyping 01 Expand the Direct Digital Manufacturing (DDM) Business 02 Introduce Vertical Applications 03 Accelerate New Solutions to the Market 04 Improve 3D Printing Accessibility 05 Improve Customer Intimacy 06

29 Competitive Advantages Focused Strategy & Business Model Leading Sales Channel & Installed Base Disciplined M&A Strategy & Track Record Leadership in Prototyping & Verticals Targeted Investments to Support Growth Software & Ecosystem to Improve 3D Printing Accessibility 600+ Patents & Patents Pending Strong Brand & Reputation Strategic Partnerships & Alliances

30 We are Stratasys We are innovation We are fearless leaders We are customer driven Our quality matters Our people make the difference

31 Thank you

32 Products & Markets Gilad Yron SVP, Products

33 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05

34 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05

35 Christie Digital High-end digital projection systems • Difficult to forecast which bezels are needed, cost of tooling very high FDM technology initial investment • Produce high-temperature components • Functional testing for vibration, drop, EMI, thermal PolyJet Technology complimentary • Simulate feel & text for keypads with Connex • Prototype transparent lenses & light diverters Streamlined the “Build. Test. Optimize.” process • In-house capabilities now eliminates outsources & customs delays • Confidence product is “done right the first time” Right the 1st time

36 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05

37 Development Pillars ABS Smarter & Better Materials Eden Higher Performance Printers Insight Higher Accessibility & Ease of Use PC–ABS Connex Catalyst EX Ultem9085 Connex3 Print Wizard

38 We are Innovation External Cooperation (Joint Development Agreements) R&D Innovation Labs Disruptive technologies, materials, systems, and software

39 From Innovation To Product Products Platforms Technology Enablers Innovation Groups / M&As / R&D Mojo 2012 Project Solo 2010

40 The Power Of A Portfolio What We Make Innovation In 2014 Salesforce.com 01 02 03 04

41 Stratasys for Every Product Stage Concept Prototype Production Not just a 3D printer. It’s an idea engine. Idea Series The power of prototyping. Maximized. Design Series Production. Without the line. Production Series

42 Stratasys FDM and PolyJet Materials Families Standard Plastics/ABS Engineering Plastics / Polycarbonate + Nylon High Performance Plastics /Ultem + PPSF Rigid Flexible Digital Materials / Digital ABS FDM Thermoplastics PolyJet Photopolymers

Stratasys
FOR A 3D WORLD™

Solidscape High Precision 3D Printers

High Precision 3D Printers for Manufacturing

Product	Positioning	Applications	Verticals
Solidscape® MAX²	Precision and Performance	Micro Precision Casting	Jewelry, IC, Industrial, Medical
Solidscape® Pro	Jewelry Manufacturing Made Easy	Jewelry wax masters	Jewelry MFG, EDU
Solidscape® Studio	Jewelry Perfection Simplified	Jewelry designs	Jewelry CR, EDU
Solidscape® Lab	Dental Wax-Ups Perfected	Dental Wax-ups	Dental


MAX



43

44 Solidscape Materials Jewelry Industrial Medical • Direct manufacturing – wax to any material • 100% Castability • Hands free support removal • Environmentally safe Build Support Wax Dental

45 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05

46 In 2014 alone New MakerBot Products 8 New Solidscape Products 9 New Polyjet &FDM Products 24

47 In 2014 alone New MakerBot Products 8 New Solidscape Products 9 New Polyjet &FDM Products 24 New Products 41 Redefining Industry Standards

48 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05

49 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05 The New Connex Family

50 Connex 3 Triple Jetting Technology The Triple Jetting Technology Three Base Materials Mixed Tray Common Platform Mixed Parts

51 Properties Summary Mixed Tray = = = Mixed Part Base Materials x3 Digital ABS + Tango Digital ABS 2 Resin DM Digital ABS + Shore A 3 Resin DM Color (CMY) + + 1 Connex 2 Connex 1 Connex 2 Connex 3 Connex

52 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05 The New Connex Family New Materials

53 PolyJet Endur Simulated Polypropylene Material Fit and Assembly Snap fits Packaging and containers Great surface finish and thin wall stability Available on Objet30 Pro; EdenV; Connex

54 PolyJet New Colors Existing Color Palettes New Rigid Colors with B&W Combinations (available on Connex3) New Flexible Colors

55 FDM Nylon12 Toughness, Strength, and Flexibility Pressed metal inserts Snap fits Living hinges Fatigue resistant parts Toughest Nylon 12 in Additive Manufacturing Available on Fortus 360mc; 400mc; 900mc

56 FDM ASA Taking ABS to the next level UV Stability – “Outdoor ABS” Enhanced mechanical properties Great product aesthetics Released Sept. 8th

57 Superior Bridging & Sparse Fill 63% material savings by weight* *for dumbbell file ABS-M30 Sparse-filled 1.11 Kilograms ASA Sparse-filled 0.68 Kilograms

58 Stay Tuned: More is coming 20 YEARS OF EUROMOLD FRANKFURT/MAIN | GERMANY 10+ New Products

59 The Power Of A Portfolio Innovation Pillars What We Make Innovation In 2014 Salesforce.com 01 02 03 04 05

60 What is SFDC? Stratasys’ Customers Relationship Management Tool Links together the entire Stratasys Ecosystem SFDC Stratasys Consumables Sales Stratasys’s VARS SolidScape Stratasys Parts Business Stratasys Business Organizer MakerBot Stratasys Sales Team

61 Who is using it? VARs 300 Marketing / business dev / finance / other 70 Close to 850 total touch and use SFDC Lead qualification companies 20 MakerBot personnel 160 Stratasys sales / channels managers 120 Customer support staff 180

62 Customer 360 Stratasys’ Customers Relationship Management Tool Allow 360 view in one click Customer Consumable Install based MakerBot Opportunities Service Calls Parts Opportunities New Stratasys Opportunities

63 Complete Customer Life Cycle Campaigns Leads Generation Leads Distribution Opportunities Management Registration Mechanism Leads Qualification Booking Customer Support / Consumables

64 Live & “On The Fly” Business Intelligence Source Cross Sales Pipeline of each month by ex-partner Stratasys Objet

Live & "On The Fly" Business Intelligence Source

Parts/Printers Referral

RedEye to SSYS Opportunities Pipeline



-
F
D
F

Opportunities & their stage by RedEye sales rep.

RedEye to SSYS Leads vs. SSYS Resellers



New
Assignment List
Disqualified
Converted
In Progress

Leads from RedEye & their SSYS reseller

65

66 Live & “On The Fly” Business Intelligence Source Consumable Trends

67 Live & “On The Fly” Business Intelligence Source Application & Usage All Industries Application Split

68 Live & “On The Fly” Business Intelligence Source Competition

69 Because Knowledge is Power Lead Process Prospect instant survey • Survey prospects that turned neglected Qualification Company • Outsourced telemarketing company • Set up lead priorities for the partners Lead assignment enhancement • Second lead (if neglected) will go to another partner in the region Neglected Leads Trend (weekly, H2 2013)

70 Thank you

71 Vertical Solutions Richard Garrity VP, Vertical Solutions Growth Engine for Today & Tomorrow

72 2020 Expected Market Size $21+ Billion Source: Wohler’s 2014 $12.5 billion $21.0 billion $3.1 billion 2013 Actual 2018 Estimate 2020 Estimate Estimated Global Market for Additive Manufacturing Products & Services

73 Manufacturing Opportunity Across Key Verticals “We’re seeing manufacturing growing from a small share of the market, 12% today, to 46% of the market in 2025.” Lux Research, 30 March 2014 “3D printing could generate $100 to $200 billion in economic impact per year by 2025 from direct manufacturing of parts 3D printing of tools and molds could generate $30 to $50 billion.” McKinsey, May 2013 “We believe applications in these verticals (Aerospace, Automotive, Healthcare, and Industrial) could eventually support a $40bn+ market (15-20 years), with additional upside should the technology improve further over the long-term.” Goldman Sachs, 14 April 2014

74 Disrupting Enterprise Processes Stratasys products and solutions disrupt business processes • Additive Manufacturing eliminates the restrictions that subtractive methods impose • Additive Manufacturing significantly disrupts the economic formulas associated with mass production • Additive Manufacturing also requires significantly fewer processing steps, less assembly, and minimizes waste Additive Design (3-14 days) Print (1 Day) Assemble (0-5 Days) Traditional Additive Design ( 3-14 days) Design ( 3-14 days) Machine (1-10 Days) Print (1 Day) Assemble (0-5 Days) Waiting for Parts Delivery (30-40 Days) Assemble (5 Days)

75 Stratasys Here to Lead

76 Strategic Imperatives Lead in Prototyping Expand the Direct Digital Manufacturing (DDM) Business Improve Customer Intimacy Introduce New Vertical Applications Accelerate New Solutions to the Market Improve 3D Printing Accessibility

77 Launched New Business Unit Vertical Solutions Business Unit (VBU) Stratasys is accelerating its efforts into segments where disruptive solutions can unlock significant value across enterprise manufacturing processes New Vertical Solutions Business Unit (VBU) enables penetration into key segments with dedicated and focused resources developing unique market-specific solutions and/or go-to-market strategies Focused global team combines technical, commercial, and market-specific expertise to drive and support accelerated vertical penetration today while improving the vertical value proposition tomorrow Goal to maintain and grow leadership in each identified strategic vertical segment

78 VBU’s Vision We shape global manufacturing by delivering disruptive additive based solutions designed to unlock untapped value.

79 Accelerating Vertical Penetration Today Vertical marketing Vertical enablement tools Vertical knowledge transfer High-value vertical customer co-development initiatives Vertical application development Business plan built & approved Incubate & develop application Launch coordination & support Architect & coordinate GTM Enabled channel Customer need identified Customer need validated Market opportunity validated

80 TOOLING Things that enable better products to be produced Things that are components of or the end product JIGS & FIXTURES Things that improve production floor productivity DDM Growth Segments END-USE PARTS Augmented Manufacturing & End-Use Parts

81 Process Cost Estimate Traditional Molding & Casting $100,000 Direct Digital Manufacturing $35,000 Savings $65,000 (65%) Customer Success 55-70 assembly & inspection fixtures per vacuum • Made by molding and casting • Expensive and long lead times DDM reduces downtime • Fixture components quickly replaced • Streamlined inspection process Jigs / Fixtures Source: Company Estimates Optimizes Factory Floor Efficiency

Customer Success

Injection Mold Tooling

SEUFFER

Supplier for Top Manufacturers of Appliances & Commercial Vehicles







3D Printed Molds Improve Product Design

- Prototype parts produced using product's final plastic material
- Performance data gathered much earlier in the process
- New molds quickly produced following each round of design modification
- Streamlined inspection process

"The ability to functionally test parts made of the final material makes it possible to efficiently and inexpensively modify the design prior to mass production." *R&D Manager*

Method	Production Time	Cost
Metal Mold (Production Mold)	56 days	$52,725
PolyJet Mold	2 days	$1,318
Savings	**54 days (96%)**	**$51,407 (98%)**

Source: Company Estimates

82

83 Customer Success Challenge Inability to make carbon fiber tubes and ducts that met consistent quality and performance requirements using conventional layup tools and methods Solution FDM soluble core molds allow parts to be fabricated with desired interior and exterior surface finishes without the need for multi-piece molds or sand cores Benefit Creation of high performance automotive parts with excellent surface finish and strength via a streamlined and consistent manufacturing process Source: Company Estimates Supplier for Automotive Aftermarket Performance Parts 3D Printed Soluble Cores Innovate Manufacturability • Rapid tooling of complex geometries that would be extremely difficult or impossible to produce with traditional manufacturing methods • Core components can be consolidated into one piece that eliminates bonding and results in consistent accuracy • Improved production yield by providing a reliable, automated process “Soluble cores allow me to design and make parts that I previously wouldn't have considered because of the difficulty involved in creating them.” Chris Lye Emerging Tooling

84 Augmented Manufacturing Injection Molding Assembly Guides Production Line Jigs Inspection Jigs • Approximately 80% of Fortus system owners produce molds, patterns, jigs and fixtures • Customers have the ability to reduce lead times by 40-90% • Cost savings for final part can be up to 70-90% Stratasys Augmented Manufacturing Solutions Provide Clear ROI Source: Company Estimates

85 Customer Success Method Time Estimate Cost Estimate Urethane Casting 42 days - Fortus FDM 3 days 0.95X Savings 39 days (93%) (5%) Source: Company Estimates End-Use Parts Production Overnight • Toroid Housing in turn and bank avionics instrument • 500 parts in single batch on Fortus 900mc “The lead time for 500 units has been shortened to three days. In the aircraft world, that’s quick for certified production parts.” Justin Kelly The World’s Largest Manufacturer of Aircraft Instruments

86 Customer Success End-Use Parts

87 Improving Vertical Value Propositions Tomorrow General solutions General channel General marketing Future State Market experts Tailored solutions Enabled or new channel Tailored marketing High requirement market Market teams understanding needs Build, buy, partner unique solutions Deliver unique content consistently Enabled Channel to deliver solution Current State General knowledge

88 Thank you

89 Global Material Business Unit Zehavit Reisin VP, Materials Business Unit

90 Stratasys Material Offering Managing Materials as a Business 01 02

91 Stratasys Material Offering Managing Materials as a Business 01 02

Stratasys
FOR A 3D WORLD

PolyJet Materials

Standard Plastics Simulation

Rigid				Flexible	Medical
					
Transparent Rigid	**Simulated Polypropylene**	**Vero (Opaque) Rigid**	**Vero (Opaque) Rigid – Colors**	**Tango Rubber-like**	**Medical**
General Purpose RGD720	DurusWhite RGD430	VeroWhitePlus RGD835	VeroYellow RGD836	TangoPlus FLX930	Biocompatible Clear MED610
VeroClear RGD810	Endur RGD450	VeroBlue RGD840	VeroCyan RGD841	TangoGray FLX950	Hearing Aid Family MED630,655
		VeroGray RGD850	VeroMagenta RGD851	TangoBlack FLX970	VeroGlaze MED620
		VeroBlackPlus RGD875		TangoBlackPlus FLX980	VeroDent MED670
					VeroDentPlus MED690

92

93 PolyJet Materials and more than 1000 Digital Materials High Temp Digital ABS Green and Ivory RGD525 Ivory - RGD5130/1-DM* Green – RGD5160/1-DM* Engineering Plastics Simulation *The Green digital material, is comprised of a combination of RGD515 and RGD535 materials *The Ivory digital material, is comprised of a combination of RGD515 and RGD531 materials

94 Generating Digital Materials Primary Rigid or Flexible Secondary Rigid or Flexible Digital Material Composition of Primary and Secondary

95 2007 Rigid and Rubber Like Digital Materials 2011 Digital ABS Compositions 2014 Over molded Digital ABS, Color in rigid and flexible Digital Materials Evolution

96 FDM Materials Standard ABSplus ABS-M30 ABS-M30i ABS-ESD7 ABSi Engineering PC PC-ABS PC-ISO FDM Nylon 12 High Performance ULTEM™ 9085 resin PPSF / PPSU Specialty Products Soluble Support Xtend™ 184

97 0 20 40 60 80 100 120 140 160 180 200 0 50 100 150 200 250 Precision & Product Realism Performance High Temp High Temp after PC Digital ABS after PC Digital ABS Durus White PC-ABS PC-ISO PC ULTEM 9085 PPSF Vero Family Endur Nylon 12 ABSM30/ i ABSESD7 FDM & PolyJet Material Offering Rigid Material Range: PolyJet and FDM Source: Stratasys Ltd. Heat Deflection Temperature HDT (C°) Impact (Joule per meter) PJ FDM

98 Stratasys Material Offering Managing Materials as a Business 01 02

99 Material Business Characteristics PolyJet FDM Simulating plastics properties – lots of room for discussion on material choice Not at max utilization per system Knowledge and Commercial plans improve utilization Using Thermoplastics – customers know what they need! Already at high utilization per system Knowledge triggers new applications - > additional hardware purchasing

100 Consumption Growth at a Glance Changing the mix of the pie towards advanced, high value/high priced materials Increase consumption in $ RGD720 VeroClear VeroWhitePlus Digital ABS VeroGray High Temp

101 Changing the Mix FDM Fortus Mix Q2 2014 31.7% 58.8% Q2 2012 35.7% 59.8% 4.5% Towards High Performance and Engineering Materials in FDM 9.6% Basic Engineering High Performance

102 Changing the Mix Example: PolyJet Eden/Connex Mix, Q2 2012 vs Q2 2014: Q2 2014 38% 62% Q2 2012 19% 81% Towards Advanced Materials in PolyJet Basic Advanced

103 Consumption Growth Example EMEA Direct, Consumption per System per Q (Kg) Eden / Connex Avg. per System (KG) Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 EMEA Direct

104 Who Do We Reach End Users Top Consumers of top industries - consumption enhancement via account management % of Install Base Avg. Consumption 5% 50% Long Tail Customers High Impact Consumption Customers “Long Tail” end users intensive marketing via focused campaigns, newsletters, telemarketing, webinars etc. Channel Account manage top partners Set materials targets Conduct programs to help meet/exceed growth targets 0% 20% 40% 60% 80% 100% 120% Target & Status Early in the quarter

105 5 Pillars Knowledge Transfer Commercial Plans Marketing Awareness Regulation Tracking Vendor of Choice

Stratasys
FOR A 3D WORLD

PolyJet Digital ABS Workshop

Knowledge Transfer

Target Audience

Connex & Eden customers looking for better PolyJet functional prototyping and new applications. An introduction to Digital ABS material.

Outdoor power equipment company
Attended Connex Webinar in April

Ordered first Digital ABS on April 27th 2013

Attended NAMII Material Seminar
May 8th 2013

Ordered more... to result with 3 times consumption growth since the seminar!


Digital ABS
DurusWhite
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14





106

PolyJet VeroClear Workshop

Knowledge Transfer

Target Audience

PolyJet RGD720 customers looking for better transparency and VeroClear customers looking to achieve advanced results

Method – Hands-On Workshop on April 2013, AMUG

Printing tips, photo-bleaching, polishing lacquering and more.

Example

Consumer Goods Customer
VeroClear Consumption 2012-13 (Kg)


AMUG
WORKSHOP
VeroClear
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13

Result

Higher utilization, ~4 times consumption growth of since the workshop!


Stratasys
25% Off
Objet VeroClear
CLEAR

107

108 VIP Program Commercial Plans Top consumers with service contract Target Audience Method – Increasing consumption via: Dedicated account management Higher user proficiency and ‘first-to-know’ Tailored commercial terms to enable committed growth Higher level of customer support Example: Automotive Service Bureau Conversion to advanced materials YoY growth of 186% in Kg!

109 VIP in the Direct Market Total consumption of EMEA VIP customers grew 28.6% in KG, H1 14 over H1 13, additional systems at two sites only 1 2 3 4 5 6 7 8 9 10 H1 2013 H1 2014 Customers 20% Growth 25% Growth 112% Growth 77% Growth Commercial Plans

110 Not Just For Top Consumers but also for the “Long Tail” Q1 & Q2 Signature Banners Nylon12; ENDUR Monthly Newsletters Connex3; Xtend184 Material Kit ULTEM 9085™ Now Available New PolyJet Kit including Connex3 offering Recorded Webinar Speaking Opportunity for Every Q Marketing Awareness

111 Channel Engagement Quarterly Target Monthly Report End of the Q Report 0% 20% 40% 60% 80% 100% 120% Target Status Consumption Achievement First Month 0% 20% 40% 60% 80% 100% 120% 140% Target Status Consumption Achievement End of Quarter Material Reports

112 Channel Engagement Do you have a healthy material mix? Are your end users aware of all our material capabilities? Would it be helpful to educate your end users in new materials and applications? Are you satisfied with your growth?

Stratasys
FOR A 3D WORLD

Material Split Reports and Observations

PolyJet

Observations

No Tango; No ABS; No MED610; No Digital ABS

Recommendation

Have you considered a materials awareness seminar for your organization?


FC720
Vero
Q1
Q2
Q3
Q4
Tango
Durus
Q1
Q2
Q3
Q4
Digital ABS
VeroClear
Q1
Q2
Q3
Q4
High Temp
Q1
Q2
Q3
Q4
MED610

113

Material Split Reports and Observations

FDM

Observations

What is driving Ultem usage? How can we increase?

Recommendation

Have you considered the latest FDM/DDM workshop?


ABS-M30
Q1
Q2
Q3
Q4
PC
Q1
Q2
Q3
Q4
PC-ABS
Q1
Q2
Q3
Q4
ULTEM 9085-Tan
Q1
Q2
Q3
Q4
ULTEM 9086-Black
Q1
Q2
Q3
Q4
PC-ISO
Q1
Q2
Q3
Q4

114

115 Materials Strategic Vision New Materials New Applications Significant Investments in: • R&D | Business People • Development Spending Investment Commitment

116 Our people make the difference “We are dedicated to helping you grow your business by enhancing your system utilization and increasing the value you get from your 3D printers”

117 Thank you

118 The image cannot be displayed. Your computer may not have enough memory to open the image, or the image may have been corrupted. Restart your computer, and then open the file again. If the red x still appears, you may have to delete the image and then insert it again. @BRE @MAKERBOT MAKERBOT.COM

119 MakerBot is an innovation company

120 by setting the standard in reliable and affordable desktop 3D printing, scanning and entertainment. Leading the Next Industrial Revolution

121

122 @BRE • @MAKERBOT • MAKERBOT.COM Bunnies printed on a MakerBot in June 2009

123 MAKERBOT IS AN INNOVATION COMPANY Bunnies printed on a MakerBot in June 2014

124

Stratasys
FOR A 3D WORLD

professional

HARDWARE

MAKERBOT REPLICATOR Z18 3D PRINTER

MAKERBOT REPLICATOR DESKTOP 3D PRINTER

MAKERBOT FILAMENT

SOFTWARE

MAKERBOT DESKTOP APP

MAKERBOT MOBILE APP

MAKERBOT PRINTSHOP

ACCESS POINTS

MAKERBOT.COM

MAKERBOT THINGIVERSE

MAKERBOT DIGITAL STORE

MAKERBOT 3D PHOTO BOOTH

PEOPLE

SALES

MAKERBOT RETAIL STORES

SUPPORT

SOLUTIONS AND SERVICES

MAKERBOT INNOVATION CENTER

MAKERBOT LEARNING

MAKERBOT 3D PRINT SERVICES

Stratasys
FOR A 3D WORLD

consumer

HARDWARE

MAKERBOT REPLICATOR MINI
COMPACT 3D PRINTER

MAKERBOT REPLICATOR
DESKTOP 3D PRINTER

MAKERBOT FILAMENT

MAKERBOT DIGITIZER
DESKTOP 3D SCANNER

SOFTWARE

MAKERBOT DESKTOP APP

MAKERBOT MOBILE APP

MAKERBOT PRINTSHOP

ACCESS POINTS

MAKERBOT.COM

MAKERBOT THINGIVERSE

MAKERBOT DIGITAL STORE

MAKERBOT 3D PHOTO BOOTH

PEOPLE

SALES

MAKERBOT RETAIL STORES

SUPPORT

SERVICES/ INITIATIVES

MAKERBOT ACADEMY

MAKERBOT LEARNING

MAKERBOT 3D PRINT SERVICES

MAKERBOT REPLICATOR 3D PRINTERS

FIFTH GENERATION


MakerBot Replicator Mini

MAKERBOT
REPLICATOR MINI


MakerBot Replicator

MAKERBOT
REPLICATOR


MakerBot Replicator Z18

MAKERBOT
REPLICATOR Z18

127

128 MADE IN BROOKLYN

129 MADE IN BROOKLYN

130 MADE IN BROOKLYN

131 On-board camera for print monitoring and easy sharing MAKERBOT REPLICATOR 3D PRINTING PLATFORM

132 MakerBot Replicator Smart Extruder Easy to swap or replace 1 2 Sends notifications to MakerBot Desktop and MakerBot Mobile apps 3 Detects filament absence and automatically pauses your print 3D PRINTING PLATFORM MAKERBOT REPLICATOR

133 App and cloud enabled MAKERBOT REPLICATOR 3D PRINTING PLATFORM

134 3.5-inch full-color LCD display and intuitive dial create a rich user experience MAKERBOT REPLICATOR NOT AVAILABLE ON THE MAKERBOT REPLICATOR MINI 3D PRINTING PLATFORM

135 Easy-to-use, no-compromise compact 3D printer for everyone, from beginners to professionals COMPACT 3D PRINTER MAKERBOT REPLICATOR MINI

136 MAKERBOT REPLICATOR MINI Fast and easy One-Touch™ 3D Printing Plug and play 1 Optimized for speed 2 No leveling required 3 CAPABILITIES

137 Unmatched speed, reliability, quality, and connectivity for all your 3D printing needs MAKERBOT REPLICATOR DESKTOP 3D PRINTER

138 456 cubic inch build volume Approx. 8 x 10 x 6 in MAKERBOT REPLICATOR CAPABILITIES

139 Massive build volume and the best price/build volume performance in its category 3D PRINTER MAKERBOT REPLICATOR Z18

140 CAPABILITIES 1 2,592 cubic inch build volume 12 x 12 x 18 in Make extra-large industrial prototypes, models, and products Think and build bigger than ever 2 Print multiple things at once so you can get to work on your next design sooner 3 MAKERBOT REPLICATOR Z18

141 KEY FEATURES Enclosed and heated build chamber MAKERBOT REPLICATOR Z18

142 DESKTOP MAKERBOT A complete, free 3D printing solution for discovering, managing, and sharing your 3D prints

143 DESKTOP MAKERBOT 1 MakerWare 2 MakerBot Cloud Library 3 3D Print Monitoring 4 Thingiverse

144 The image cannot be displayed. Your computer may not have enough memory to open the image, or the image may have been corrupted. Restart your computer, and then open the file again. If the red x still appears, you may have to delete the image and then insert it again. MOBILE MAKERBOT Gives you the power to monitor and control your Fifth Generation MakerBot Replicator 3D Printer and access all things MakerBot from your mobile device

145 PRINTSHOP MAKERBOT A fun, easy, and free way to create and 3D print all kinds of cool things needs screen

146 PRINTSHOP MAKERBOT TYPE MAKER Easily make signs, letters, name plates, and more

147 PRINTSHOP MAKERBOT BRACELET MAKER Design and print your own custom bracelets

148 PRINTSHOP MAKERBOT BRACELET MAKER Design and print your own custom bracelets

149 STUDIO MAKERBOT In-house team designing amazing 3D models

150

151 Sells original, fun, and collectible digital content DIGITAL STORE MAKERBOT

152 DIGITAL STORE MAKERBOT Models do not require supports or glue

153 DIGITAL STORE MAKERBOT Fun for kids and adults to decorate and paint

154 Sesame Street

155 MAKERBOT THINGIVERSE ENGAGED COMMUNITY DIGITAL DESIGNS THINGIVERSE MAKERBOT T

156 Hundreds of thousands of digital designs

157

158

159 2. Customization

160 2. Customization

161 When you get a MakerBot you join a worldwide community of the smartest creative explorers

162

163 Thank you

164 Parts & Services Dan Yalon EVP BD, Marketing and Vertical Solutions

165 Stratasys Offering Strategy In addition to the best Products & Materials: • Parts services • MakerBot • Strategic Accounts Management • Vertical business focus • Alliances • Ecosystem Complementing 3D Printing parts service Account Planning Sales Bringing a complete 3D printing solution to the account, addressing its 3D printing needs Wide suite of printers and materials

166 Best in Class End Use Parts Manufacturing Platform to lead in parts services • Best Leadership • Process Knowhow • Capacity & Infrastructure for growth • AM focused • EUP focused • Current focus on North America Combined Organization

Stratasys
FOR A 3D WORLD™

RedEye
Digital Factory



Company Highlights

- Parts service business units of Stratasys
- Started in 2005 to accelerate the adoption of 3DP technologies
- 75 employees
- Direct sales team in NA, & International Partner Network of RedEye digital factories (8)
- Experts in FDM and PolyJet

Service Offering

- Additive Manufacturing: Over 160 3D Printers
- Finishing Services: Wide variety of finishing services including bonding, sanding, primer ready, painting, vapor smoothing

167

168 Service Offering* 48% 3% 4% 6% 7% 7% 9% 16% 98% 2% Harvest Technologies * Based on 2013 Figures Harvest Technologies Highlights Service Offering* Traditional Manufacturing Additive Manufacturing Aerospace Energy - Oil & Gas / Petrochemical Medical Engineering, Design % CAD Industrial Rapid Prototyping - Service Bureau Consumer Other Founded: 1995 HQ: Belton, TX Employees: ~80 Customers: ~1,000 Applications: Diverse verticals with expertise in aerospace Facilities: One high-tech 40,000 sq. ft facility

169 51% 33% 14% 23% 19% 12% 10% 8% 5% 4% 4% 15% Solid Concepts * Based on 2013 Figures Additive Manufacturing Supporting Technologies (CNC, Urethanes) Tooling & I.M. Medical Devices & Equipment Aerospace Business Products Foundries Industrial Equipment Transportation Sporting Equipment Consume Products Other Service Offering* Service Offering* Solid Concepts Highlights Founded: 1991 HQ: Valencia, CA Employees: ~450 Customers: 5,000+ Sales: Largest direct sales force in the industry Applications: Vertical specialization in medical and aerospace Facilities: 6 facilities in the US 165,068 sq.ft Revenue: ~$65 million in 2013

170 Competitive Landscape The Service Bureaus Industry is highly fragmented and localized Source: Stratasys Analysis; Castle Island 41% 9% 8% 5% 4% 4% 2% 2% 2% 2% 2% 2% 18% USA Germany UK France Canada Italy Australia China India Sweden Netherlands Spain Other 49% 26% 14% 8% 2% 1% 1 2 3 4 5 Six or More Over 1,000 Service Providers Worldwide SBs Breakdown: Number of Technologies

171 Market Trends With recent acquisitions Stratasys is positioned to lead this market Very different core drivers & customer requirements for Production vs. RP: • Production is mainly about Total Cost of Ownership and Quality • Different ‘internal buyer’ at the customers’ organization Significant investments and learning curve are required for Production • Certifications – E.g. ISO 9001, AS 9100 (Aerospace), ISO 13485 (Medical), ITAR • Quality Control – Material properties, Dimensional accuracy, Repeatability While RP is mostly a localized business, Production also means a global landscape • Serving multi-national manufacturers

172 Service Bureaus Acquisitions’ Rationale Cross Selling Synergies Parts Sell Printers <-> Printers Sell Parts Establish a Fulfillment Platform for Expanding EUP Strategy Operate as a Growing, Profitable Business Unit Within Stratasys

173 Parts Services A big opportunity in an integral part of the 3D Printing market Source: Wohlers 2014 $210 $260 $320 $400 $439 $409 $508 $643 $798 $967 $381 $442 $502 $597 $654 $680 $864 $1,080 $1,190 $1,360 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 $591 $702 $822 $997 $1,093 $1,090 $1,372 $1,723 $1,988 $2,327 Service Providers Revenue Estimates ($M) Secondary Market Primary Market

174 Service Bureaus Acquisitions’ Rationale Cross Selling Synergies Parts Sell Printers <-> Printers Sell Parts Establish a Fulfillment Platform for Expanding EUP Strategy Operate as a Growing, Profitable Business Unit Within Stratasys

175 Cross Selling Synergies 0 1 2 3 2007 2008 2009 2010 2011 2012 2013 $700,000 $600,000 $500,000 $400,000 $300,000 $200,000 $100,000 0 Parts sell Printers Printers sell Parts RedEye Customer • Manufacturer of machinery for the production of disposable products • 2011 - First Purchase Order - $175 • Customer nurturing increased sales • Capacity lead to printer acquisition • Parts business continued after the printer sale Parts order revenue # of Stratasys 3D printers

176 Cross Selling Synergies FDM systems owners account for 33% of RedEye revenue since 2007 while they make up just 9% of RedEye’s customer base Owners of 3D printers are large consumers of parts Thousands of our SB Customers still largely untapped by systems sales Parts sell Printers Printers sell Parts * Based on company analysis, 2013

177 Cross Selling Synergies Why parts offering is valuable for printer owners: • During peak time when machines are at full utilization • Variety of materials and printers they wouldn’t have access to • For different finishing needs • Production projects require extensive technological & engineering support • To get help and succeed even if they’re new in manufacturing • For process control, repeatability and quality certifications Why printers offering is valuable for parts customers: • Cost effectiveness at certain threshold • Flexibility of in-house printing • Quick prototyping iterations • To get experience with the technology • For education needs Parts sell Printers Printers sell Parts

178 Service Bureaus Acquisitions’ Rationale Cross Selling Synergies Parts Sell Printers <-> Printers Sell Parts Establish a Fulfillment Platform for Expanding EUP Strategy Operate as a Growing, Profitable Business Unit Within Stratasys

179 Fulfillment Platform Spare Part: Retro-fitted safety-belt-holder for the A310 • 30 year old design • The supplier is no longer in business; the tools (molds) have been scrapped • Rebuilding them would have cost thousands of dollars • The need is for ~100 parts per year Reference : https://www.youtube.com/watch?v=Cy3V3KR1LWc for Expanding EUP Strategy

180 Fulfillment Platform • 3D printed parts are used as covers that protect electric wires on the A350 • Several hundreds of these parts fit on the Airbus 350 • 70% less time and 80% reduced cost Reference : https://www.youtube.com/watch?v=Cy3V3KR1LWc for Expanding EUP Strategy

181 Fulfillment Platform Orbis - Flying Eye Hospital & teaching facility right on board • Printed ULTEM Air Duct • With complex shape • Meeting FAA requirements for airflow for Expanding EUP Strategy

182 Challenge Air Duct – Orbis Flying Hospital Structural Integrity Engineering | California FDM (Fused Deposition Modeling)

183 Process Air Duct – Orbis Flying Hospital Structural Integrity Engineering | California FDM (Fused Deposition Modeling)

184 Fulfillment Platform Bell Defog Duct Nozzle • Part consolidation and assembly reduction • Avoid $120,000 of tooling costs • 13% weight savings • Lead time compression of 75% for Expanding EUP Strategy Source : RAPID 2014 presentation, Harvest Technologies

185 Creating A Global Leading Parts Business Single consolidated business with central management Strategic Integration Combined organization Led by Industry top experts Focus on AM of End Use Parts Hundreds of years of combined experience Serving You Better, Together

186 Strategic Values SB Stand-alone value Multiple layers of long term strategic values for Stratasys

187 Cross Sell Synergies Strategic Values SB Stand-alone value Multiple layers of long term strategic values for Stratasys

188 Solution Selling EUP Applications Fulfilment Platform SAM Cross Sell Synergies Strategic Values SB Stand-alone value Multiple layers of long term strategic values for Stratasys

189 Manufacturing Vision Process Knowhow Solution Selling EUP Applications Fulfilment Platform SAM Cross Sell Synergies Strategic Values SB Stand-alone value Multiple layers of long term strategic values for Stratasys

190 Thank you

191 Financials & Guidance Shane Glenn VP Investor Relations

192 Business Model 15.7% 3.8% 16.1% 59.8% Gross Margin Operating Margin Tax Rate Net Margin Financial Model Q2 2014 Financial Model FY 2013 16.8% 15.5% 20.1% 59.4% Gross Margin Operating Margin Tax Rate Net Margin Stratasys Ltd. Non-GAAP

193 Quarter Highlights Financial Results Stratasys Ltd. Non-GAAP Q2-13 Q2-14 Change YOY Unit Sales 1,261 14,909 1,082.3% Total Revenue $106.7 $178.5 +67.3% Revenue/ Employee 0.087 0.084 -3.1% Gross Profit % margin 63.1 59.2% 106.7 59.8% +69.1% Operating Expenses % of sales 41.4 38.8% 78.0 43.7% +88.2% Operating Profit % margin 21.7 20.3% 28.8 16.1% +32.5% Pre-tax Profit % margin 21.8 20.5% 29.1 16.3% +33.2% Tax Rate 14.8% 3.8% -74.4% EBITDA 24.8 34.6 +39.5% Net Income % margin 18.6 17.4% 28.0 15.7% +50.8% EPS (Diluted) $0.45 $0.55 +21.2% Diluted Shares 41.1 51.2 +24.4% ($ in millions unless noted otherwise) Revenue Growth 67% YOY Organic Revenue Growth 35% YOY Non-GAAP Gross Margin 59.8% Non-GAAP Net Income Growth 51% YOY • MakerBot contributed $33.6M in revenue • Raised 2014 financial guidance and long-term revenue growth projection

194 Quarter Highlights Financial Results Revenue Stratasys Ltd. Non-GAAP $108.3 $135.6 $129.5 $154.1 $17.7 $20.2 $21.7 $24.4 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Total Revenue - Quarter Total Revenue – Quarterly Trend Product Service Product Service System Revenue 108% YOY Consumable Revenue 35% YOY Customer Support Revenue 59% ($ in millions unless noted otherwise) $90.40 $154.10 $16.30 $24.40 Q2-2013 Q2-2014

195 85.8% 85.7% 84.8% 84.7% 84.3% 84.7% 86.0% 87.0% 85.6% 86.3% Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Product Revenue Share Service Revenue Share Revenue Share Long-Term Trend Financial Results Revenue Stratasys Ltd. Non-GAAP 14.2% 14.3% 15.2% 15.3% 15.7% 15.3% 14.0% 13.0% 14.4% 13.7% Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14

196 Quarter Highlights Financial Results • MakerBot impact, including launch of Replicator Mini & Z18 • Continued growth of the Objet500 Connex3 Color Multi-Material 3D Printer • Production, Idea and Design Series strength 1 Includes systems sold by Stratasys, Inc. in all periods; and units for MakerBot starting only on August 15, 2013 Stratasys Ltd. System Unit Sales1 5,925 10,963 8,802 14,909 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Total Units Sold - Quarter Total Units Sold – Quarterly Trend 1,261 14,909 Q2-2013 Q2-2014

197 Quarter Highlights Financial Results • Strong sales of higher-margin products and services • Improved overhead coverage on services business Gross Profit Stratasys Ltd. Non-GAAP Q2-13 Q2-14 % Change YOY Product Revenue % of sales $90.4 84.7% $154.1 86.3% +70.4% Service Revenue % of sales 16.3 15.3% 24.4 13.7% +49.8% Product Gross Profit % margin 56.9 62.9% 95.4 61.9% +67.9% Service Gross Profit % margin 6.3 38.5% 11.3 46.3% +80.0% Total Gross Profit % margin 63.1 59.2% 106.7 59.8% +69.1% Gross Margin – Quarterly Trend 62.3% 62.9% 63.5% 61.9% 37.6% 41.9% 45.8% 46.3% 58.8% 60.2% 60.9% 59.8% Q3 '13 Q4 '13 Q1 '14 Q2 '14 ($ in millions unless noted otherwise) Product Gross Margin Service Gross Margin Total Gross Margin

Financial Results

Gross Profit
Stratasys Ltd.
Non-GAAP

Gross Profit Long-Term Trend



60.8%
61.3%
63.9%
62.4%
63.9%
62.9%
62.3%
62.9%
63.5%
61.9%
Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14
Product Gross Margin
31.9%
35.0%
37.6%
32.5%
32.1%
38.5%
37.6%
41.9%
45.8%
46.3%
Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14
Service Gross Margin
56.7%
57.5%
59.9%
57.8%
59.0%
59.2%
58.8%
60.2%
60.9%
59.8%
Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14
Total Gross Margin

198

199 Quarter Highlights Financial Results • Significant investments in MakerBot product development • Investing for future growth Operating Profit Stratasys Ltd. Non-GAAP Operating Profit Analysis – Quarterly Trend Q2-13 Q2-14 % Change YOY R&D Expense % of sales 9.5 8.9% 17.6 9.9% +85.9% SG&A Expense % of sales 31.9 29.9% 60.3 33.8% +89.0% Total Operating Exp. % of sales 41.4 38.8% 78.0 43.7% +88.2% Total Operating Profit % margin 21.7 20.3% 28.8 16.1% +32.5% 9.5% 9.9% 10.1% 9.9% 30.1% 30.1% 35.8% 33.8% 19.2% 20.2% 15.1% 16.1% Q3 '13 Q4 '13 Q1 '14 Q2 '14 R&D Expenses (% of sales) SGA Expenses (% of sales) Operating Margin ($ in millions unless noted otherwise)

200 R&D Investments • Significant R&D Investments - Existing technologies - Systems & materials - Innovation $28.9 $33.3 $46.8 $15.3 $17.6 10.4% 9.3% 9.6% 10.1% 9.9% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% $- $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 $90.0 $100.0 FY11 FY12 FY13 Q1-2014 Q2-2014 R&D Expenses R&D % of revenue Stratasys Ltd. Non-GAAP ($ in millions unless noted otherwise) * Periods prior to 2013 are pro forma including Objet, Ltd.

201 Quarter Highlights Financial Results • Strong growth in all regions • Majority of MakerBot revenue generated in North America Revenue Geographic Mix Stratasys Ltd. Non-GAAP Geographic Sales Q2-2013 Geographic Sales Q2-2014 52% 27% 19% 2% 53% 24% 21% 2% North America EMEA APAC Other North America EMEA APAC Other

202 Quarter Highlights Financial Results • $577.9M in cash and cash equivalents & bank deposits • $4.8M net operating cash flow for Q2 2014 • Increased inventory for supply flexibility and new product introductions Balance Sheet Summary Stratasys Ltd. Selected balance sheet items ($ in millions) Q1-14 Q2-14 Cash , Cash Equivalents & Inv. $607.5 $577.9 Accounts Receivable 106.0 113.6 Inventories 99.8 114.3 Net Working Capital 712.8 717.2 ($ in millions unless noted otherwise)

203 Financial Guidance Stratasys Ltd. Revenue & Earnings Guidance Non-GAAP $750-770 $2.25-$2.35 Revenue (M) Non-GAAP Diluted EPS Fiscal 2014 Financial Guidance

204 Financial Guidance Stratasys Ltd. Long-Term Target Operating Model Non-GAAP +25% Revenue growth 18%–23% Operating margin 10%–15% Effective tax rate 16%–21% Net income margin of sales of sales

205 Quarter Highlights Financial Results • Ongoing impressive organic and inorganic sales growth • Broad-based demand across our product lines • Investments in strategic initiatives and infrastructure to accelerate our growth ($ in millions unless noted otherwise) * Periods prior to 2013 are pro forma including Objet, Ltd. Projections Stratasys Ltd. Non-GAAP Revenue (Millions) EPS $277 $359 $487 $750- $770 $0.94 $1.49 $1.84 $2.25 – $2.35 $0.75 $0.95 $1.15 $1.35 $1.55 $1.75 $1.95 $2.15 $2.35 $- $100 $200 $300 $400 $500 $600 $700 $800 FY11 FY12 FY13 FY14 (guidance)

Stratasys
FOR A 3D WORLD™

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

Stratasys Ltd. Combined

Selected balance sheet items ($ in millions)	Q2-13		Q2-13	Q2-14		Q2-14
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net sales						
Products	$90,213	$199	$90,412	$154,090	$ -	$154,090
Services	16,272	-	16,272	24,375	-	24,375
Cost of sales						
Products	45,731	(12,171)	33,560	73,394	(14,739)	58,655
Services	10,349	(343)	10,006	13,437	(340)	13,097
Gross profit	50,405	12,713	63,118	91,634	15,079	106,713
Operating expenses						
Research and development, net	10,337	(846)	9,491	18,957	(1,318)	7,639
Selling, general and administrative	42,665	(10,748)	31,917	77,929	(17,617)	60,312
Change in fair value of earn-out obligations	-	-	-	628	(628)	-
Operating income (loss)	(2,597)	24,307	21,710	(5,880)	34,642	28,762
Other income	138	-	138	337	-	337
Income (loss) before income taxes	(2,459)	24,307	21,848	(5,543)	34,642	29,099
Income taxes (benefit)	326	2,916	3,242	(5,370)	6,475	1,105
Net income (loss)	(2,785)	21,391	18,606	(173)	28,167	27,994
Net income attributable to non-controlling interest	15	25	40	-	-	-
Net income (loss) attributable to Stratasys Ltd.	$(2,800)	$21,366	$18,566	$ (173)	$28,167	$27,994
EPS (Diluted)	$(0.07)		$0.45	$(0.00)		$0.55
Diluted Shares	38,781		41,146	49,373		51,196

($ in thousands except per share data)

206

207 Reconciliation of Non-GAAP Adjustments ($ in thousands except per share data) Stratasys Ltd. Combined Selected balance sheet items ($ in millions) Q2-13 Q2-14 GAAP GAAP Net sales, products Deferred revenue purchase price $199 $- Cost of sales, products Acquired intangible assets amortization (11,780) (14,029) Non-cash stock-based compensation expense (314) (710) Merger related expense (77) - Cost of sales, services Non-cash stock-based compensation expense (318) (324) Merger related expense (25) (16) Research and development, net Non-cash stock-based compensation expense (846) (885) Performance bonus expense - (347) Merger related expense - (86) Selling, general and administrative Acquired intangible assets amortization (2,425) (5,507) Non-cash stock-based compensation expense (3,881) (5,159) Merger and acquisition related expense (4,442) (4,352) Performance bonus expense - (2,599) Change in fair value of earn-out obligation Change in Earn-out obligation - (628) Income taxes Tax expense related to non-GAAP adjustments 2,916 6,475 Net income attributable to non-controlling interest Depreciation and amortization expense attributable to non-controlling interest 25 - Net income $21,366 $28,167

208 Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations ($ in thousands except per share data) Stratasys Ltd. Combined ($ in thousands except per share data) FY-11 FY-11 FY-12 FY-12 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Revenues 276,990 - 276,990 359,054 - 359,054 Cost of sales Products 137,556 (41,826) 95,730 158,828 (42,964) 115,864 Services 26,395 (1,504) 24,891 36,303 (1,475) 34,828 Gross profit 113,039 43,330 156,369 163,923 44,439 208,362 Operating expenses Research and development, net 31,934 (3,005) 28,929 36,923 (3,597) 33,326 Selling, general and administrative 104,928 (28,287) 76,641 141,232 (40,354) 100,878 Operating income (loss) (23,823) 74,622 50,799 (14,232) 88,390 74,158 Other income (expense) 1,118 (1,831) (713) 2,124 - 2,124 Income (loss) before income taxes (22,705) 72,791 50,086 (12,108) 88,390 76,282 Income taxes 8,148 4,768 12,916 9,407 7,225 16,632 Net income (loss) (30,853) 68,023 37,170 (21,515) 81,165 59,650 Net income attributable to non-controlling interest - - - 62 - 62 Net income (loss) attributable to Stratasys Ltd. (30,853) 68,023 37,170 (21,577) 81,165 59,588 EPS (Diluted) (0.84) - 0.94 (0.58) - 1.49 Diluted Shares 36,577 - 39,656 36,987 - 39,970

209 Reconciliation of Non-GAAP Adjustments ($ in thousands except per share data) Stratasys Ltd. Combined FY-11 FY-12 GAAP GAAP Cost of sales, products Objet intangible assets amortization expense (39,294) (39,294) Solidscape intangible assets amortization expense (1,163) (1,744) Non-cash stock-based compensation expense (808) (1,190) Merger related expense - (265) Expense related to the revaluation of Solidscape, Inc. and Fasotech Co. LTD inventory at acquisition (561) (471) (41,826) (42,964) Cost of sales, services Non-cash stock-based compensation expense (1,504) (1,475) Research and development, net Non-cash stock-based compensation expense (3,005) (3,597) Selling, general and administrative Objet intangible assets amortization expense (8,967) (8,967) Solidscape intangible assets amortization expense (356) (533) Non-cash stock-based compensation expense (18,349) (21,592) Solidscape acquisition expense (615) - Merger related expense - (9,262) (28,287) (40,354) Other income Sale of an equity investment (626) - Sale of an auction rate security (1,205) - (1,831) - Income taxes Tax expense related to non-GAAP adjustments 4,768 7,225 Net income 68,023 81,165

Thank You